Höganäs

Date/Datum 19 April 2006

Our ref./Unser Zeichen /bh

Your letter/Ihre Nachricht vom

Your ref./Ihr Zeichen

Securities and Exchange
Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
USA

Attention: Special Counsel, Office of
International Corporate Finance

Dear Sir or Madam,

Re.: Rule 12g3-2(b)
File No. 82-3754

The enclosed information is being furnished to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under Paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that Höganäs AB is subject to the Exchange Act.

Yours sincerely,
HÖGANÄS AB (publ)

Birgit Holst

Encl. Interim Report January – March 2006

Bl. 4730

Postal address/Postanschrift
Höganäs AB (publ)
S-263 83 Höganäs
Sweden/Schweden

Org. No. 556005-0121

Telephone/Telefon +46 42 33 80 00

Telefax +46 42 33 83 60

Telex 72368 HBADMS

Executive Group +46 42 33 80 80

HÖGANÄS AB (publ) corporate ID no. 556005-0121

INTERIM REPORT JANUARY – MARCH 2006

Highlights

	Q1		
Net saels	1 310	MSEK	20%
Opeating income [1]	152	MSEK	24%
Operating margin [1]	12	%	(11%)
Operating income	164	MSEK	1%
Operating margin	13	%	(15%)
Income before tax	150	MSEK	1%
Income after tax	110	MSEK	4%
Earnings per share	3.17	SEK	(3.10 SEK)
Equity/assets ratio	50.3	%	(47.7%)

[1] Excluding currency forwards contracts.

- Operating income was up 24% year on year, to MSEK 152, excluding currency forwards contracts.
- Robust volume growth in the first quarter: +6%.
- US powder markets - sustained weak progress due to the American car industry.

GROUP

NET SALES

Net sales were MSEK 1 310 in the first quarter, a 20% increase. Currency effects resulting from a weaker krona exerted a 9% positive effect on turnover. Price increases in the quarter were conducted in North America, Europe and elsewhere.

Volumes expanded by 6% year on year despite weak progress on the North American market. The increase on the fourth quarter 2005 was also 6%. Höganäs' volume growth has been good on all markets apart from China and Taiwan.

North American car sales increased somewhat in the first quarter, while car production reduced. The trend towards smaller, more fuel-efficient cars, simultaneous with the two largest American car producers losing market share, mean that the US powder market continued to contract in the first months of the year. The US powder market represents about half of the global market. The market in Western Europe has made a slow rally. Growth in Asia and South America was unable to offset the downturn in the US.

EARNINGS

First-quarter operating income was MSEK 164 (162). Income before tax was MSEK 150 (149).

Turnover in the first quarter was healthy, making a positive impact on income. Metal prices remained volatile, with scrap, nickel and copper prices increasing in the quarter, while molybdenum prices were stable.

Other operating income and operating expenses were MSEK 25 (54) including items such as earnings from currency forwards contracts. The outcome from these forwards contracts was MSEK 12 (39). Disregarding these forwards contracts, the weaker krona exerted a positive MSEK 20 operating income effect in 2006.

Income after tax was MSEK 110 (106) or SEK 3.17 per share (3.10). The effective tax rate was 26.7% (28.9).

BUSINESS AREAS

As a step towards an increased market orientation, Höganäs has chosen to monitor and report its operations from a market perspective from 2006 onwards. That portion of the metal powder market where Höganäs is active can be divided into two main fields of application: Components and Consumables. Components encompasses all powder where value is added to create components. Whether these components are produced from iron or high-alloy metal powder is less important, and may change over product life-cycles. Consumables covers those powders used in a process such as preparing metals, as supplements to chemical processes, surface coatings or food additives. Components represents some 701% of consolidated turnover, and Consumables, 30 %.

Components

The net sales of the Components business area were MSEK 935 (761) a 23% increase year on year. Apart from price changes implemented in North America and Europe, the turnover increase is due to higher volumes, a weaker krona and higher metal prices.

Volumes increased by 6% in the quarter. Generally, all markets are performing positively, apart from China and Taiwan.

Operating income was MSEK 106 (81).

Consumables
For Consumables, net sales were MSEK 375 (334), a year-on-year increase of 12%. The increase is due to higher volumes, metal price fluctuations and price changes effected in the quarter. As for Components, the weaker krona had a positive turnover effect.

First-quarter volumes increased by 6% year on year. The volume growth has been good mainly in China, South Korea and South America.

Operating income was MSEK 46, against MSEK 42 for the first quarter of the previous year.

PROFITABILITY

Return on capital employed was 11.4% (16.1) and return on equity was 11.3% (18.7). Returns are calculated on the most recent 12-month period.

FINANCIAL POSITION AND CASH FLOW

The equity/assets ratio was 50% at the end of the period, against 48% at year-end 2005. Shareholders' equity per share was SEK 76.40, against SEK 73.30 as of 1 January.

Consolidated financial net debt was MSEK 1 172 at the end of the period, down MSEK 215 since the previous year-end. Net financial income and expenses were MSEK -14 (-13).

Cash flow from operating activities was MSEK 236 (-25). Working capital improved by MSEK 116. Investments in fixed assets were MSEK 55 (52). The krona has depreciated since the previous year-end, implying currency effects that do not affect liquidity of MSEK 6 (-5).

HUMAN RESOURCES

Höganäs had 1 537 employees at the end of the period, against 1 551 as of 1 January.

PARENT COMPANY

Parent company net sales were MSEK 713 (594) of which MSEK 321 to group companies. Income after financial items was MSEK 125 (100). Investments in tangible fixed assets were MSEK 29 (31). The parent company's liquid funds were MSEK 50 at the end of the period, against MSEK 30 as of 1 January.

OUTLOOK FOR 2006

Höganäs expects continued positive development of Asian and South American powder markets. Höganäs also anticipates continued weaker development of the US powder market. The powder market in Europe expects to have a slight growth during this year, which is a change from earlier outlook of continued weaker development. Metal prices are expected to remain volatile in 2006.

Earnings from currency forward contracts are estimated to be substantially lower than in 2005, based on current exchange rates.



Alrik Danielson
CEO and President

Höganäs, Sweden, 19 April 2006

ACCOUNTING PRINCIPLES

This Report has been prepared pursuant to IFRS (International Financial Reporting Standards) and IAS 34.

This Interim Report has not been reviewed by the company's auditors.

FINANCIAL INFORMATION

Höganäs intends to publish the following financial information in 2006:

- *Second-quarter Interim Report, 14 July*
- *Third-quarter Interim Report, 20 October*
- *The AGM will be held in Höganäs, Sweden, on 25 April*

Höganäs AB (publ), SE-263 83 Höganäs, Sweden
tel +46 (0)42 33 80 00 fax +46 (0)42 33 83 60
www.hoganas.com

CONSOLIDATED INCOME STATEMENT

MSEK	Q 1 2006	Q 1 2005	Latest 12 months	Year 2005
Net sales	1 310	1 095	4 809	4 594
Cost of goods sold	-1 045	- 876	-3 964	-3 795
Gross profit	**265**	**219**	**845**	**799**
Selling expenses	- 47	- 45	- 215	- 213
Administrative expenses	- 49	- 40	- 191	- 182
R&D costs	- 30	- 26	- 127	- 123
Other operating income	30	60	174	204
Other operating expenses	- 5	- 6	- 23	- 24
Operating income	**164**	**162**	**463**	**461**
Operating margin, %	12,5	14,8	9,6	10,0
Financial income	4	1	23	20
Financial expenses	- 18	- 14	- 77	- 73
Income after financial items	**150**	**149**	**409**	**408**
Tax	- 40	- 43	- 115	- 118
Minority share	0	0	0	0
Net income	**110**	**106**	**294**	**290**
Depreciation and write-downs for the period	**-68**	**-67**	**-277**	**-276**
Earnings per share, SEK	3,17	3,10	8,48	8,39
Average no. of shares ('000)	34 798	34 244	34 735	34 594
No. of shares at end of period ('000)	34 798	34 271	34 798	34 798

CONSOLIDATED BALANCE SHEET

MSEK	31 Mar 2006	31 Mar 2005	31 Dec 2005
Intangible fixed assets	236	207	221
Tangible fixed assets	2 586	2 549	2 621
Financial fixed assets	98	201	107
Inventories	1 128	1 140	1 214
Current receivables	1 039	1 089	968
Liquid funds/assets	204	130	122
Total assets	**5 291**	**5 316**	**5 253**
Shareholders´ equity	2 660	2 536	2 549
Interest-bearing liabilities and provisions	1 376	1 559	1 509
Non-interest-bearing liabilities and provisions	1 255	1 221	1 195
Total liabilities and shareholders´ equity	**5 291**	**5 316**	**5 253**

CHANGES IN SHARHOLDERS' EQUITY

MSEK	Q 1 2006	Q 1 2005	Year 2005
Opening balance	2 549	2 203	2 203
Effects of the change in accounting principles	-	271	271
Translation differences	- 20	27	98
Financial instruments, change fair value	21	- 81	- 221
Net income	110	106	290
Dividends	-	-	- 199
Sale of own shares	-	10	107
Closing balance	**2 660**	**2 536**	**2 549**

NET SALES BY MAIN MARKET

MSEK	Q 1 2006	Q 1 2005	Latest 12 months	Year 2005
Europe	523	442	1 879	1 798
America	401	327	1 468	1 394
Asia	386	326	1 462	1 402
Total	**1 310**	**1 095**	**4 809**	**4 594**

CONSOLIDATED QUARTERLY DATA

MSEK	Q1 2006	Q4 2005	Q3 2005	Q2 2005	Q1 2005	Q4 2004	Q3 2004	Q2 2004
Net sales	1 310	1 214	1 149	1 136	1 095	1 052	977	1 091
Costs	-1 078	-1 008	-942	-917	- 866	- 836	- 774	- 853
Non-recurring items	0	-6[2]	-88[3]	-30[2]	0	3[1]	0	20[1]
Depreciation and amortisation	-68	-69	-71	-69	-67	-63	-66	-68
Operating income	164	131	48	120	162	156	137	190
Income before tax	150	115	34	110	149	149	129	179
Income after tax	110	75	26	83	106	105	93	128
Operating margin, %	12,5	10,8	4,2	10,6	14,8	14,8	14,0	17,4
Operating margin, % excl. non-recurring items	12,5	11,3	11,8	13,2	14,8	14,5	14,0	15,6

[1] gain on sale of SCM Copper Operation

[2] bad debts/reevaluation inventories

[3] write-downs fixed assets/goodwill

KEY INDICATORS

	Q 1 2006	Q 1 2005	Year 2005
Capital employed, MSEK	4 036	4 095	4 058
Return on capital employed [1], %	11,4	16,1	12,0
RoCE excluding non-recurring items [1], %	14,4	15,5	15,3
Shareholders´ equity, MSEK	2 660	2 536	2 549
Return on equity [1], %	11,3	18,7	12,2
RoE excluding non-recurring items [1], %	16,1	17,7	17,4
Shareholders´ equity per share, SEK	76,40	74,00	73,30
Equity/assets ratio, %	50,3	47,7	48,5
Financial net debt, MSEK	1 172	1 429	1 387
Dept/equity ratio, multiple	0,44	0,56	0,54
Interest coverage ratio, multiple	11,7	12,5	8,7
No of employees, end of period	1 537	1 586	1 551

[1] Last 12 months

CASH FLOW STATEMENT

MSEK	Q 1 2006	Q 1 2005	Year 2005
Cash flow before change in working capital	120	159	495
Change in working capital	116	- 184	- 72
Cash flow from operations	**236**	**- 25**	**423**
Investment activities	- 47	- 52	- 234
Cash flow after investment activities	**189**	**- 77**	**189**
Change in long-term loans	- 106	120	- 60
Sale of own shares	-	10	107
Dividends	-	-	- 199
Cash flow for the period	**83**	**53**	**37**
Liquid funds, opening balance	122	74	74
Exchange rate differences in liquid funds	- 1	3	11
Liquid funds, closing balance	**204**	**130**	**122**


NET SALES (MSEK)
Q1
1 600
1 400
1 200
1 000
800
600
400
200
0
2005
2006
OPERATING INCOME (MSEK)
Q1
200
150
100
50
0
2005
2006
EARNINGS PER SHARE (SEK)
Q1
4,00
3,00
2,00
1,00
0,00
2005
2006

REPORTING PER BUSINESS AREA

	Net sales		Operating income	
Mkr	Q 1 2006	Q 1 2005	Q 1 2006	Q 1 2005
Components	935	761	106	81
Consumables	375	334	46	42
Other (Hedge)			12	39
Total Group	**1 310**	**1 095**	**164**	**162**

BUSINESS AREA - COMPONENTS

	Q 1 2006	Q 1 2005	Latest 12 months	Year 2005
Net sales, MSEK	935	761	3 511	3 337
Operating income, MSEK	106	81	262	237
Operating margin, %	11,3	10,6	7,5	7,1
Assets, MSEK	3 852	4 113	3 852	4 048
Liabilities, MSEK	1 384	1 406	1 384	1 430
Net investments, MSEK	43	41	205	203
Depreciation, MSEK	52	52	215	215
Write-downs, MSEK			69	69

BUSINESS AREA - CONSUMABLES

	Q 1 2006	Q 1 2005	Latest 12 months	Year 2005
Net sales, MSEK	375	334	1 298	1 257
Operating income [1], MSEK	46	42	99	95
Operating margin [1], %	12,3	12,6	7,6	7,6
Assets, MSEK	1 361	1 167	1 361	1 149
Liabilities, MSEK	807	818	807	833
Net investments, MSEK	12	11	58	57
Depreciation, MSEK	16	15	62	61
Write-downs, MSEK			19	19